SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BONDS.COM GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants and Purchase Rights to Purchase Common Stock
(Title of Classes of Securities)

098003106
(CUSIP Number of Common Stock Underlying Warrants and Purchase Rights)

Michael O. Sanderson
Chief Executive Officer
529 5th Avenue, 8th Floor
New York, New York 10017
(212) 946-3998
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, 37th Floor
Tampa, Florida 33602
(813) 221−3900
Attention: Mark A. Danzi

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$58,144,964.28	$4,145.74

*
This valuation assumes the exchange of warrants to purchase 111,817,240 shares of common stock, par value $0.0001 per share, of Bonds.com Group, Inc. (the “Company”).  Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the bid and ask price of the shares of common stock of $0.52 as of June, 28, 2010 as quoted on the OTC Bulletin Board under the symbol “BDCG”.

**	Previously paid. The amount of the filing fee was calculated in accordance with the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Bonds.com Group, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on June 30, 2010, as amended and supplemented by the Amendment No. 1 filed with the Securities and Exchange Commission on July 29, 2010 and the Amendment No. 2 filed with the Securities and Exchange Commission on August 12, 2010 (as amended and supplemented, the “Schedule TO”).  The Schedule TO relates to the offers to exchange (collectively, the “Exchange Offer”) certain warrants and instruments titled “Purchase Rights” which entitle the holder to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for newly issued shares of our Common Stock, upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange, dated June 30, 2010, as amended and supplemented (including as amended and supplemented by the Amendment No. 1 and Amendment No. 2 and this Amendment) (the “Exchange Offer Statement”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(C) to the Schedule TO.  Capitalized terms used in this Amendment and not defined have the meanings given to them in the Schedule TO or the Exchange Offer Statement.

On August 12, 2010, the Company extended the Expiration Date of the Exchange Offer to 11:59 p.m., Eastern Daylight Time, on August 24, 2010, unless earlier terminated or extended.  This Amendment is being filed to report the number of Warrants validly tendered and not withdrawn as of August 17, 2010.  As of August 17, 2010, the number of Warrants validly tendered and not withdrawn for each class of Warrants was as follows:

Class of Warrants	Number Tendered (1)	Percentage Tendered (2)
November 2007 Warrants	325,314	49.26
September 2008 Warrants	467,796	100.0
March 2009 Warrants	—	—
April 2009 Warrants	38,890	30.43
September 2009 Warrants	292,519	10.68
November 2009 Warrants	206,408	8.32
December 2009 Ordinary Warrants	3,448,546	42.90
December 2009 Additional Warrants	4,118,396	33.33
December 2009 License Warrants	—	—
January 2010 Warrants	1,940,706	70.0
January 2010 Lender Warrants	—	—
May 2010 Warrants	—	—
June 2010 Warrants	—	—

____________________________
(1) Represents the number of shares of our Common Stock issuable upon the exercise of Warrants of the specified class that were validly tendered and not withdrawn as of 11:59 PM on August 17, 2010.

(2) Represents the percentage of Warrants (calculated based on the shares issuable upon the exercise thereof) of the specified class that were validly tendered and not withdrawn as of 11:59 PM on August 17, 2010.

Additionally, the aggregate number of shares of Common Stock issuable upon exercise of all Warrants of each class (when taken as a whole) that were validly tendered and not withdrawn as of 11:59 PM on August 17, 2010 was 10,838,575, which represents approximately 32.83% of the shares of Common Stock issuable upon the exercise of all Warrants.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BONDS.COM GROUP, INC.

Date: August 19, 2010

	By:	/s/ MICHAEL O. SANDERSON
	Name:	Michael O. Sanderson
	Title:	Chief Executive Officer and Co-Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offers to Exchange

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(5)(D)*	Press Release, dated June 30, 2010.

____________________________
*Previously filed.